Exhibit 4.62

DATED 5 January 2006

(1) BIOPROGRESS PLC

(2) BRIDGEWELL SECURITIES LIMITED

(3) THE PERSONS WHOSE NAMES ARE SET OUT IN THE SCHEDULE

ORDERLY MARKET AGREEMENT

160 Queen Victoria Street

London EC4V 4QQ, UK

Tel: +44 (0) 20 7184 7000

Fax: +44 (0) 20 7184 7001

THIS AGREEMENT is made on 5 January 2006

BETWEEN:-

(1)	BIOPROGRESS PLC a company incorporated in England and Wales with registered number 4617139 whose registered office is Hostmoor Avenue, March Industrial Estate, March, Cambridgeshire PE15 OAX (“Company”);

(2)	BRIDGEWELL SECURITIES LIMITED a company registered in England and Wales with registered number 02777099 whose registered office is at 3rd floor, Old Change House, 128 Queen Victoria Street, London EC4V 4BJ (“Bridgewell”); and

(3)	the persons whose names are set out in the schedule to this agreement (“Shareholders”).

RECITALS

A.	The Company intends to issue new Shares (as hereinafter defined) to the Shareholder pursuant to an acquisition agreement entered into on 20 December 2005 between the Shareholders (1), Dexo Biopharm Limited (2), and BioProgress plc (3) (the “Acquisition Agreement”) and to apply for Admission (as hereinafter defined).

B.	The Company and Bridgewell as Nominated Adviser and Nominated Broker to the Company believe, and the Shareholders acknowledges that, because of their relationship with the Company, and having regard to the AIM Rules, it is in the best interests of the Company that the parties thereto enters into this Agreement for the purpose of regulating any sales of the Shares so as to ensure an orderly market in the Shares for a period following Admission on the terms of this agreement.

NOW IT IS HEREBY AGREED as follows:-

1	DEFINITIONS

1.1	In this agreement the following terms used shall bear the following meanings:

“Admission” means the effective admission of the Shares to trading on AIM (on one or more dates) becoming effective as provided in Rule 6 of the AIM Rules;

“AIM” means a Market of the London Stock Exchange;

“AIM Rules” means the rules for AIM companies and their nominated advisers issued by the London Stock Exchange governing admission to and the operation of AIM;

“London Stock Exchange” means the London Stock Exchange plc;

“Shares” means the ordinary shares of lp each in the Capital of the Company to be issued to the Shareholder pursuant to the terms of the Acquisition Agreement;

2	ORDERLY MARKET UNDERTAKING

2.1	The Shareholders hereby undertake with the Company and Bridgewell that all transfers or disposals of Shares by them and/or their associates made from the date of Admission will be effected through the Company’s brokers (from time to time) in accordance with such broker’s reasonable requirements so as to ensure an orderly market for the securities of the Company, provided that the Company’s brokers can obtain a price, based on a comparable settlement and at a commission rate reasonably comparable with that obtainable by other market makers and reasonably acceptable to the transferor concerned within 5 Business Days of a sale order being placed, failing which the transferor shall be free to sell through such other broker as the transferor shall decide.

2.2	In the event that Shares are issued in tranches on different dates, then the twelve month period in relation to a particular tranche shall start on the date of issue of that tranche.

3	NOTICES

3.1	A notice or other communication under or in connection with this agreement shall be in writing and shall be delivered personally or sent by first class post pre-paid recorded delivery (or air mail if overseas) or by fax to the party due to receive the notice or communication, at its address set out in this agreement or another address specified by that party by written notice to the others.

3.2	In the absence of evidence of earlier receipt, a notice or other communication is deemed given (a) if delivered personally, when left at the address referred to in clause 3.1, (b) if sent by mail, two business days after posting it, and (c) if sent by fax, on completion of its transmission.

3.3	For the purposes of this clause 3 “notice” shall include any request, demand, instructions, communication or other document.

4	GENERAL

4.1	This agreement shall be governed by and construed in accordance with English Law.

4.2	The courts of England have exclusive jurisdiction to hear and decide any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this agreement (respectively, “Proceedings” and “Disputes”) and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England.

4.3	Each party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum.

4.4	Process by which any Proceedings are begun in England may be served on a Party by being delivered in accordance with clause 3. Nothing contained in this clause 4.4 affects the right to serve process in another manner permitted by law.

4.5	This agreement may be executed in any number of counterparts each of which is executed by one or more of the parties, but, provided all the parties enter into the agreement, taken together, each of the executed counterparts, when duly exchanged and delivered shall be deemed to be an original, but all the counterparts taken together shall constitute one instrument..

4.6	The Contracts (Rights of Third Parties) Act 1999 is excluded, by the agreement of the parties, from applying to this agreement to the maximum extent permitted by law. No term of this agreement is enforceable by any person who is not a party to it, whether in accordance with such act or otherwise. This clause 4 shall prevail in the event of any conflict between it and anything else in this agreement.

Schedule

The Shareholders

Name	Address	Number of Shares held
Patrice Debregeas	30, rue des Saints Peres 75007 Paris France	1 497 237

Gerard Leduc	La Grange - Labrosse 45330 Malesherbes France	796 971

Gerard Leduc -PEA	La Grange - Labrosse 45330 Malesherbes France	700 265

Eric Igonet	7, rue Benjamin Franklin 75016 Paris France	447 986

Jean-François Sfarti	92, Chemin des Hauts de Grisy 78860 Saint Nom La Breteche France	2 426 464

EXECUTED and DELIVERED as a DEED	)	/s/ Georgina Godby
by BIOPROGRESS PLC	)	Georgina Godby
Secretary

/s/ Richard Trevillion

EXECUTED and DELIVERED as a DEED	)	/s/ W J Craven
BRIDGEWELL SECURITIES LIMITED:	)

SIGNED as a DEED and DELIVERED	)	/s/ Eric Igonet
By Jean-François Sfarti		Eric Igonet
	)	/s/ Jean-François Sfarti

For his own account and on behalf of Patrice Debregeas and Gerard Leduc